

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

August 26, 2015

<u>Via E-mail</u>
Deepesh Jain
Principal Financial Officer
Barclays Dryrock Funding LLC
745 7th Avenue
Floor 16
New York, New York 10019

        Re: Barclays Dryrock Issuance Trust
               Barclays Dryrock Funding LLC
               Barclays Bank Delaware
               Registration Statement on Form SF-3
               Filed July 30, 2015
               File Nos. 333-205943, 333-205943-01, and 333-205943-02

Dear Mr. Jain:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-3</u>

<u>General</u>

1. Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositors that

has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

3. Please revise your prospectus where appropriate to include a table containing an itemized list of the fees and expenses payable out of the cash flows from the pool assets (including the fees for the asset representations reviewer if applicable), or where the amount is not available, the formula used to determine such fees and expenses. While we note your prospectus summary disclosure on page 16, there is no separate table as required by Item 1113(c) of Regulation AB. Please also include relevant footnotes or accompanying narrative disclosure to the extent necessary for an understanding of the disclosure.

Cover Page of Registration Statement

4. We note that you intend to include unsold securities from a prior registration statement on your Form SF-3 pursuant to Securities Act Rule 415(a)(6). Please revise your footnotes to the fee table to indicate that you will provide the SEC file number of the prior registration statement, the amount of the unsold securities being included on this registration statement, and the amount of filing fees previously paid in connection with the unsold securities. See Securities Act Rule 415(a)(6). We also note that you are reserving the right to register additional securities pursuant to Securities Act Rule 456(c). Please also revise your footnote in the registration statement to state that you are registering an unspecified amount of securities of each identified class. See Note 2 to the "Calculation of Registration Fee" Table of Form SF-3.

Form of Prospectus

Cover Page

5. We note that you intend to delay payment of registration fees pursuant to Securities Act Rule 456(c). Please revise the cover page of your prospectus to include a "Calculation of Registration Fee" table to indicate the class and aggregate offering price of securities offered and the amount of registration fee paid or to be paid in connection with the offering. See Rule 456(c)(1)(ii). Where you intend to sell previously unsold securities carried forward onto this registration statement pursuant to Rule 415(a)(6) as indicated on the cover page of your registration statement, the footnotes to the fee table on your prospectus cover page should reflect the following:

- The fact that you carried forward unsold securities onto this registration statement on Form SF-3 to which the offering relates, including a reference to the file number of this registration statement;

- The amount of unsold securities being sold as part of the offering; and

- The associated filing fee previously paid in connection with those securities.

Prospectus Summary

Credit Risk Retention, pages 7 and 72

6. Please note that our comments related to Credit Risk Retention should be applied both in the summary section and in the body of the prospectus as applicable.

7. Please revise your disclosure to clearly identify the party retaining the risk and, if not the sponsor, the relationship of that party to the sponsor. See Rule 3(b) of Regulation RR. While we note your disclosure about maintaining a transferor's interest, it is also not completely clear which form(s) of risk retention and which interest(s) the relevant party intends to hold for purposes of satisfying the Credit Risk Retention Rules (17 CFR Part 246). We note your bracketed statement that the transferor owns all, or a portion of, the outstanding Class B notes, but it is not clear whether this is intended to be part of the sponsor's retention for purposes of the rule. Please include a clear statement of which form(s) of risk retention (e.g., seller's interest and offsetting horizontal interest) and which interest(s) (e.g., the Transferor's Interest or Class B notes) the party is holding for purposes of satisfying the rules.

8. We note your disclosure that a holder of an interest in the transferor amount may sell all or a portion of that interest. The retaining party, however, may not sell or otherwise transfer any interest or assets that it is required to hold, unless it is transferred to a wholly-owned affiliate. See Rule 12 of Regulation RR. Please revise or advise.

9. If you intend to retain a seller's interest, please also revise to include the disclosure required by Rule 5 of Regulation RR, including but not limited to the following:

- An explanation of the amount of seller's interest risk retention to be held at closing, measured as a percentage of the aggregate unpaid principal balance of all outstanding investor ABS interests issued, or as a percentage of outstanding investor ABS interests for one or more series issued; and

- An indication that the sponsor will provide to investors at least monthly the determination that the seller's interest meets the minimum 5% requirement measured in accordance with the risk retention rules, including where such disclosure will be found (e.g., Form 10-D). See Rule 5(c)(4)(i) of Regulation RR.

10. We also note that the disclosure included under the heading "Credit Risk Retention" in your prospectus summary on page 7 appears to include different information, as well as

more detailed information, than the disclosure under the same heading in the body of your prospectus on page 72. Please revise so that the disclosure is consistent and the information included in your prospectus summary is a summary of the information included in the body of your prospectus.

Subordination; Credit Enhancement, page 10

11. We note your disclosure that if the series allocation amount is reduced, the principal and interest on the Class B notes, which provide credit enhancement in the form of subordination to the Class A notes, may not be paid in full. It is unclear, however, how losses not covered by this credit enhancement are allocated to the Class A notes in the event that the allocation amounts are insufficient to pay the Class A notes in full. Please revise. See Item 1103(a)(ix) of Regulation AB.

Risk Factors, page 19

12. We note your bracketed risk factor on page 19 titled "Payments on the Class B notes are subordinate to payments on the Class A notes" and the unbracketed risk factor on page 31 titled "Subordinated notes bear losses before senior notes. If you own subordinated notes…" Please tell us why this risk factor is included as Class B notes are not being offered by this prospectus. If you retain the risk factor, please revise to indicate that Class B notes are not being offered by this prospectus, as you have noted elsewhere in the prospectus.

The Notes, page 37

13. We note your statement indicating that summaries of certain transaction agreements may not be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

14. We also note your statement on page 38 that the additional series notes sold in a reopening of the series would be subject to the same terms. It is not clear how this would be the case if the later series did not accrue payment prior to the first issue date of the notes. Please revise or advise.

15. Please also revise to describe the material impact of reopening on the existing holders of the series.

Redemption and Early Amortization of the Notes, page 42

16. We note your bracketed disclosure here and on page 77 regarding supplemental credit enhancement and liquidity agreements. Securities Act Rule 430D(d)(2) requires an issuer of asset-backed securities to file a post-effective amendment to the registration statement to add information about new structural features or credit enhancements that were not described as contemplated in the prospectus of an effective registration statement. Accordingly, please confirm that you are not contemplating any other supplemental credit enhancement or liquidity agreement than a letter of credit or surety bond as noted in brackets and confirm that you will file a post-effective amendment to the registration statement if you wish to add new structural features or credit enhancement in the future. Please revise your prospectus as necessary to include what specific information you will provide about the supplement agreements if reasonably contemplated in this prospectus as required by Items 1114 and 1115 of Regulation AB, as applicable, about the supplemental agreements.

17. Please also include summaries of the disclosure about the supplemental agreements requested in comment 16, above, on your prospectus cover page and in the prospectus summary. See Item 1102(h) and Item 1103(a)(3)(ix) of Regulation AB.

Transaction Parties – Asset Representations Reviewer, page 66

18. Please revise your disclosure that the asset representation reviewer is not, and for so long as the Series [•] notes are outstanding will not be, affiliated with the listed transaction parties to include the owner trustee and any of its affiliates. See Item 1101(m) of Regulation AB and General Instruction I.B.1(b) of Form SF-3.

19. We note your disclosure that you have not determined certain terms relating to the asset representations reviewer, including their contemplated duties and responsibilities under the agreement and how ARR expenses will be paid. Please tell us whether this information will be provided in a pre-effective amendment to the registration statement.

BBD's Credit Card Business, page 66

Underwriting and Account Management Procedures, page 67

20. We note your statement at the top of page 68 that, as of the date of this prospectus, BBD considers the receivables in the issuing entity related to acquired portfolios are underwritten to its own standards and BBD has no reason to believe that they are materially different from the receivables related to BBD-originated and underwritten portfolios. Please revise to indicate that you will update this information at the time of each offering to disclose whether, and if so how, acquired portfolio assets in the pool deviate from BBD's underwriting criteria pursuant to Item 1111(a)(8) of Regulation AB.

21. Please also confirm that, with respect to assets originated by an originator other than BBD or its affiliates, you will identify the originator and provide the disclosure required under Item 1110 of Regulation AB for all originators who (1) originated or are expected to originate 10% or more of the pool assets and (2) originated less than 10% of the pool assets if the cumulative amount originated by parties other than BBD and its affiliates is more than 10% of the pool assets. See Item 1110(a) of Regulation AB.

The Indenture, page 85

Voting, page 91

22. Please revise your disclosure to clarify that the investor vote to direct an asset representations review is not subject to the 66 2/3% threshold requirement discussed in this section. See Section V.B.3(a)(2) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) and General Instruction I.B.1(b) of Form SF-3.

Dispute Resolution, page 91

23. Please revise to clarify that, for purposes of the dispute resolution shelf-eligibility requirement under General Instruction I.B.1(c) of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than Cede & Co. or DTC as discussed in the section beginning on page 48 titled "Book-Entry Notes." Please also state whether noteholders must follow DTC procedures to use the dispute resolution provision.

24. Please describe the conditions set forth in the sale and servicing agreement which would restrict an investor's ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

25. Additionally, we note that the restriction that the "details and/or existence of any unfulfilled repurchase request" may not be used or disclosed in any proceeding prevents a party from relying on information about repurchase requests publicly filed with the Commission on Form ABS-15G as required by Rule 15Ga-1 under the Exchange Act. Please revise to remove this restriction on the use of publicly-available information that is required to be disclosed by law. .

Asset Representation Review, page 99

26. Please revise to clarify that, for purposes of the asset-representations review shelf-eligibility requirement under General Instruction I.B.1(b) of Form SF-3, a "noteholder" is the beneficial owner of the note, rather than Cede & Co. or DTC as discussion in the section beginning on page 48 titled "Book-Entry Notes." Please also include a description of the DTC voting guidelines that noteholders must follow to use the asset-

representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review.

27. We note that, for purposes of the delinquency trigger of the asset representations review, you define delinquent assets ("Sixty Day Delinquent Assets") as *receivables* that remain unpaid for 60 or more days from the statement payment date and that are not defaulted. Under the section titled "BBD's Credit Card Business – Collection Efforts" on page 69 of the prospectus, however, you state that an *account* is considered delinquent if the minimum payment due is not received by the statement due date. Please tell us why you use different methodologies for accounts and receivables. Please also tell us why you believe the use of two different methodologies for determining delinquencies is appropriate in each scenario. In providing your analysis, please consider Section V.B.3(a)(2)(c)(i)(a) and footnote 1084 of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

28. We also note your use of the defined term "ARR Representations and Warranties," which is defined on page 111 of your prospectus by reference to an exhibit to the series indenture supplement. Please tell us how the ARR Representations and Warranties differ from the representations and warranties made by the sponsor and transferor as described under "Description of the Receivables Purchase Agreement – Representations and Warranties" and "Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets."

Asset Review Voting, page 99

29. We note your disclosure that, following the delinquency trigger, the delinquencies reported as of the most recent monthly noteholder statement must still exceed the Delinquency Trigger Percentage at the time that the noteholders holding at least 5% of the aggregate outstanding principal amount of the pool in order for a vote to initiate an asset representations review to occur. In its adopting release, the Commission stated that, "after the delinquency threshold has been reached or exceeded, investors have the ability to vote to direct a review." See Section V.B.3(a)(2)(c)(i)(b) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014). Please tell us why you believe it is appropriate that a vote may not be initiated unless the delinquency rate still exceeds the determined threshold 90 days after notice of such trigger event.

30. We note your disclosure at the top of page 100 that the "Sixty Day Delinquent Assets reviewed shall be those reported in and relating to the monthly noteholders' statement for which the Sixty Day Delinquency Rate Percentage was the highest, during the period from the date on which such Delinquency Trigger Event was first reported in the monthly noteholders' statement until the conclusion of the voting process." We also note that you define "ARR Review" on page 111 to include a review to determine whether "certain Sixty Day Delinquent Assets" complied with representations and warranties. General Instruction I.B.1(b)(D) of Form SF-3, however, requires that "[t]he asset representations

Deepesh Jain
Barclays Dryrock Issuance Trust
August 26, 2015
Page 8

reviewer shall perform, at a minimum, reviews of all assets 60 days or more delinquent" when the conditions for review are met. Please revise. See also Section V.B.3(a)(2)(c)(ii) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Asset Review, page 100

31. Please provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision. Please revise to indicate that this party will have access to the full report prepared by the asset representations reviewer. Please see Section V.B.3(a)(2)(c)(iii) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Delinquency Trigger Percentage Methodology, page 100

32. Please revise your disclosure to describe how you determined your delinquency trigger to be appropriate, including a comparison of the trigger against the delinquencies disclosed for prior securitized pools of the sponsor for the same asset type. See Section V.B.3(a)(2)(c)(i)(a) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Fees and Expenses for Asset Review, page 101

33. We note your statement that the asset representations reviewer (ARR) will be paid a monthly or annual fee and a fee in connection with an ARR Review by Barclays Bank Delaware (BBD). BBD is both the sponsor and servicer in this transaction and so it is unclear in which capacity BBD will be acting when it pays these fees. Please revise to clarify. Additionally, if BBD will pay the ARR in its capacity as servicer, please revise your disclosure in the Prospectus Summary and throughout the prospectus where appropriate to indicate whether this fee will be paid from the servicing fee paid to BBD from collections as described on pages 16 and 60. Alternatively, if BBD will pay the ARR in its capacity as sponsor, please revise to include disclosure to this effect in the Prospectus Summary and throughout the prospectus as necessary. See Item 1103(a)(3)(iv) and Item 1109(b)(4) of Regulation AB.

Federal Income Tax Consequences, page 102

34. Counsel may not limit reliance on the tax opinion solely for the benefit of the original purchasers of the notes. Please revise. See Staff Legal Bulletin No. 19 Section III.D.1.

Annex I

The Approved Portfolio and the Trust Portfolio, page A-I-1

35. Please also revise your disclosure as necessary to clarify how you determine delinquency for purposes of these portfolios.

36. We note your table on page A-I-15 titled "Composition by Accountholder Current Billing Address" and your narrative disclosure indicating that you will describe adverse economic conditions affecting certain areas for "the largest number of accountholders by Total Receivables Outstanding." Please confirm that, if 10% or more of the pool assets are or will be located in any one state or other geographic region, you will describe such economic or other factors specific to that state or region for each area that meets this geographic concentration threshold. See Item 1111(b)(14) of Regulation AB.

Repurchase of Receivables, page A-I-18

37. We note that you will provide information about BBD's financial condition pursuant to Item 1104(f) and 1110(c) if necessary. Because BBD is also the servicer in this transaction, please revise your disclosure to indicate that you will also provide BBD's financial condition information to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. See Item 1108(b)(4) of Regulation AB.

Annex II, page A-II-1

38. We note that you identify the outstanding series and classes of notes in Group One. It is unclear from your prospectus disclosure if there are other groups with outstanding series and classes of notes, or which group the notes offered by this prospectus are included in. Please advise or revise.

Back Cover Page of Prospectus

39. Your dealer delivery obligation disclosure here refers to "a prospectus and prospectus." Please ensure that all references here and throughout your prospectus to a base prospectus or prospectus supplement have been deleted. See General Instruction IV of Form SF-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

Deepesh Jain
Barclays Dryrock Issuance Trust
August 26, 2015
Page 10

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: David L. Ridenour, Esq., Orrick, Herrington & Sutcliffe LLP